Troutman Pepper Locke LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

James L. Severs
919.835.4142
james.severs@troutman.com

February 7, 2025

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:   Christina DiAngelo Fettig, Senior Staff Accountant
Karen Rossotto, Senior Counsel

Re:	ArrowMark Financial Corp. (the “Company”) Registration Statement on Form N-2 1940 Act File No. 811-22853 1933 Act File No. 333-281004

Mses. Fettig and Rossotto:

This letter responds to the comments of the accounting staff of the Commission (the “Staff”) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (the “Pre-Effective Amendment”) provided on February 4, 2025 by Christina DiAngelo Fettig. The Pre-Effective Amendment was filed on January 31, 2025 under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement relates to the registration, under the 1933 Act, of the proposed offerings from time to time by the Company of up to an aggregate of $150,000,000 of the Company’s common stock, preferred stock, debt securities, or subscription rights to purchase shares of common stock.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement. We have organized this letter by setting forth the Staff’s comments in italics followed by the Company’s response to the Staff’s comments.

Supplemental Accounting Comments

1.	Please confirm to the Staff that the information in the Senior Securities table on page 24 of the Registration Statement has been audited by the Company’s independent registered public accounting firm. The introduction to the Senior Securities Table states that the information for the past five fiscal years was audited by the Company’s independent registered public accounting firm; however, the Staff notes that the report of the Company’s independent registered public accounting firm does not cover the Senior Securities Table.

Response: The Company confirms that the information in the Senior Securities table has been audited by the Company’s independent registered public accounting firm. The Company has included as an exhibit to the Registration Statement a report of the Company’s independent registered public accounting firm attesting to its audit of the relevant information in the Senior Securities table and a consent of the independent registered public accounting firm consenting to the inclusion of the relevant report and the Senior Securities Table in the Registration Statement.

Christina DiAngelo Fettig Karen Rossotto February 7, 2025 Page 2

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Please direct any questions concerning this letter to my attention at 919.835.4142, or in my absence to John P. Falco of this office at 215.981.4659.

Very truly yours,

/s/ James L. Severs
James L. Severs

cc:           Sanjai Bhonsle, Chairman and Chief Executive Officer

Patrick Farrell, Chief Financial Officer

Rick Grove, Chief Compliance Officer

John P. Falco, Esq.

Theodore D. Edwards, Esq.